As confidentially submitted to the Securities and Exchange Commission on February 13, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EVA LIVE INC.

(Exact name of registrant as specified in its charter)

Nevada	83-2864075
(State or Other Jurisdiction of incorporation or Organization)	(I.R.S. Employer Identification Number)

2029 Century Park East, Suite # 400N

Los Angeles, CA 90067

Tel: (424) 202-3603

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nevada Agency And Transfer Company

50 West Liberty Street, Suite 880,

Reno, NV, 89501, USA

Tel: (775) 322-0626

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to

Marc Ross, Esq.

Avital Perlman, Esq.

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31st Floor

New York, NY 10036

Telephone: (212) 930-9700

Fax: (212)930-9725

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. ☐

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 13, 2026

PROSPECTUS

$250,000,000

Common Stock

Preferred Stock

Depositary Shares

Warrants

Rights

Units

We may offer, from time to time, one or more series or classes, separately or together, and in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus, the following securities:

● Shares of our common stock, $0.0001 par value per share, or our common stock;

● Shares of our preferred stock, $0.0001 par value per share, or our preferred stock;

● Depositary shares representing our preferred stock, or depositary shares;

● Warrants to purchase our common stock, preferred stock or depositary shares;

● Rights to purchase our common stock or preferred stock; and

● Units comprised of shares of our common stock, shares of preferred stock, warrants or rights in any combination and in one or more series

We refer to our common stock, preferred stock, depositary shares, warrants, units and rights registered hereunder collectively as the “securities.” We may offer these securities with an aggregate public offering price of up to $250,000,000, or its equivalent in a foreign currency based on the exchange rate at the time of sale, in amounts, at initial prices and on terms determined at the time of the offering. The aggregate initial offering price of all securities we offer under this prospectus will not exceed $250,000,000.

We will deliver this prospectus together with a prospectus supplement setting forth the specific terms of the securities we are offering. The applicable prospectus supplement also will contain information, where applicable, about U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by the prospectus supplement.

We may offer the securities directly to investors, through agents designated from time to time by them or us, or to or through underwriters or dealers or through any combination of these methods. If any agents, underwriters, or dealers are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. For more detailed information, see “Plan of Distribution” beginning on page 33. No securities may be sold without delivery of a prospectus supplement describing the method and terms of the offering of those securities.

Our common stock is listed on the Nasdaq Capital Market, or the Nasdaq, under the symbol “GOAI.”. On February 12 2026, the closing price of our common stock was $4.28 per share.

See “Risk Factors” beginning on page 17 of this prospectus for certain risk factors to consider before making a decision to invest in our securities.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated                        , 2026.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings for an aggregate initial offering price of up to $250,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the securities being offered at that time. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find Additional Information.”

You should rely only on the information provided or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or such accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should not assume that the information appearing in this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, which we have referred you to in “Incorporation of Certain Information by Reference” below, before making an investment decision. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

Unless the context requires otherwise, references in this prospectus to “we,” “our,” “us” and “our company” refer to Eva Live Inc., a Nevada corporation.

FORWARD-LOOKING STATEMENTS

This prospectus, filed as part of a registration statement on Form S-3 (“Form S-3”), and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), that involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions. Examples of forward-looking statements include, without limitation:

●estimates of our addressable market, market growth, future revenue, expenses, capital requirements and our needs for additional financing;

●the implementation of our business model and strategic plans for our products and technologies;

●competitive companies and technologies and our industry;

●our ability to develop and commercialize new products;

●our ability to establish and maintain intellectual property protection for our products or avoid or defend claims of infringement;

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●our ability to hire and retain key personnel and to manage our future growth effectively;

●our ability to obtain additional financing in future offerings;

●our expectations regarding use of proceeds from this offering;

●the potential effects of government regulation; and

●our expectations about market trends.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those discussed in this prospectus under the heading “Risk Factors” and in other documents that we file from time to time with the SEC.

Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances, or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, those those discussed in this prospectus under the heading “Risk Factors.”

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition or operating results. This prospectus, and the documents incorporated by reference in this prospectus contain market data that we obtained from industry sources, including independent industry publications. In presenting this information, we have also made assumptions based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for our products. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market data included in this prospectus is generally reliable, such information is inherently imprecise.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Consequently, you should not place undue reliance on forward-looking statements.

OUR COMPANY

Eva Live Inc. (the “Company”) was incorporated under the laws of the State of Nevada on August 27, 2002, as International Pit Boss Gaming, Inc. On October 1, 2002, the Company merged with Pro Roads Systems, Inc. (a Florida corporation), a public shell company traded on the pink sheets. Pro Roads Systems, Inc. had no operations before the merger. The purpose of the merger was to change the Company’s domicile from Florida to Nevada. From its inception to 2006, the Company designed and developed software for the gaming industry. The Company changed its name on February 14, 2006, to Logo Industries Corporation and, on November 18, 2008, to Malwin Ventures Inc. On February 11, 2014, the Company announced negotiations with Impact Future Media LLC, and their President/Founder, Francois Garcia, acquired 100% of Impact Future Media LLC and its media and entertainment assets. The Company announced the closing of this transaction on March 25, 2014. From March 2014 to September 28, 2021, the Company was involved in the entertainment, publishing, and interactive industries.

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On September 28, 2021 (the “Acquisition Date”), the Company merged into EvaMedia Corp. (“EvaMedia”). Upon completion of the reverse merger, the Company acquired all issued and outstanding shares of EvaMedia’s capital stock. As a result, the Company issued 110,192,177 shares of the Company’s common stock to shareholders of EvaMedia, and immediately following the Acquisition, 111,169,525 shares of common stock were issued and outstanding. As a result, EvaMedia’s shareholders control 99.12% of the issued and outstanding shares of the Company on a fully diluted basis. Following the Acquisition, David Boulette of EvaMedia became the company’s CEO, director, and controlling shareholder. He appointed two additional board members from EvaMedia, Phil Aspin and Daryl Walser. Terry Fields remained the only board member of the Company.

We deemed EvaMedia as an accounting acquirer based on the following facts: (i) after the reverse merger, former shareholders of EvaMedia held a majority of the voting interest of the combined company; (ii) former Board of Directors of EvaMedia possess majority control of the Board of Directors of the combined company; (iii) members of the management of EvaMedia are responsible for the management of the combined company. As such, we have treated the financial statements of EvaMedia as the historical financial statements of the combined company, and (iv) EvaMedia’s relative size, measured in assets and revenues, is significantly larger than that of the Company.

We have identified the Company as the legal acquirer, as it is the entity that issued securities. Comparatively, we have identified EvaMedia as the legal acquiree, the entity whose equity interests are acquired.

Since September 28, 2021, the Company has operated at the junction of digital marketing and media monetization.

On September 9, 2021, the Company completed a reverse split in the amount of 1-for-150, changed the Company’s name to Eva Live Inc., changed the Company’s trading symbol from “MLWN” to “GOAI,” and executed an Acquisition Agreement resulting in a change of control of the Company . On September 10, 2021, the Financial Industry Regulatory Authority (“FINRA”) announced the effectiveness of a change in the Company’s name from “Malwin Ventures, Inc.” to “Eva Live, Inc.” and a change in the Company’s ticker symbol from “MLWN” to the new trading symbol “GOAI”. Trading under the new ticker symbol began at market opening on July 11, 2021.

We execute our business through the Eva Platform based on Artificial Intelligence, or AI, to match advertising campaigns to specific ad spots one at a time. Our system creates conversion mapping tables that allow us to increase conversion rates by analyzing those trends with optimized historical conversion rates and further capitalizing on and improving those rates. We leverage “big data,” an accumulation of data that is too large and complex for traditional database management tools to process. Since more companies are attempting to leverage big data to make strategic business decisions, we have built automated tools that analyze the data and feed the relevant information into our decision logic. We have designed our solution to optimize brand campaigns to create brand awareness and direct response campaigns with a fixed conversion point.

Recent developments

Reverse Stock Split

On February 4, 2025, the Company effected a reverse stock split of our outstanding common stock at a 1-for-4 ratio (the “Reverse Stock Split”). FINRA announced the Reverse Stock Split on February 10, 2025. The common stock commenced trading on a split-adjusted basis on OTC Markets at the market open on February 11, 2025. The trading symbol for the common stock continued to be “GOAI” after the Reverse Stock Split, and the CUSIP for the common stock changed to 298892209. Unless otherwise noted, the share and per share information in this prospectus and the financial statements and notes incorporated by reference herein reflects the Reverse Stock Split.

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Promissory notes

Promissory Notes with 1800 Diagonal Lending LLC

1800 Diagonal Lending LLC Promissory Note (Diagonal#1), March 12, 2025

On March 12, 2025, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 1800 Diagonal Lending LLC, a Virginia limited liability company (“1800 Diagonal” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $120,455 in exchange for a purchase price of $107,000, reflecting an original issue discount of $13,455. The Company’s obligation under the Purchase Agreement with respect to transaction expenses was $7,000 for the Buyer’s legal fees and due diligence fee. The net proceeds from this transaction are being used for general working capital purposes.

The Note bears a one-time interest charge of twelve percent (12%), or $14,454, applied to the principal on the issuance date, resulting in a total repayment obligation of $134,909. The Note matures on January 30, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in ten (10) equal installments of $13,490.90 each, with the first payment due on April 30, 2025, and nine subsequent monthly payments due on the 30th day of each month thereafter through the maturity date. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note. The effective cost of this financing to the Company is approximately 34.91% of the net cash proceeds received.

The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay at 97% of the outstanding principal and accrued interest, and from day 61 through day 180, at 98%. The Company must provide no more than three (3) Trading Days’ prior written notice to the Holder to exercise the prepayment option.

The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 65% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 35% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

In connection with the Note, we have reserved 186,715 shares of Common Stock with our transfer agent, Issuer Direct Corporation, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 31,342,285 shares were issued and outstanding.

There is no balance due remaining under this Note.

The Diagonal Note#1 is filed herein as Exhibit 4.1.

1800 Diagonal Lending LLC Promissory Note (Diagonal#2), May 28, 2025

On May 28, 2025, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 1800 Diagonal Lending LLC, a Virginia limited liability company (“1800 Diagonal” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $151,800 in exchange for a purchase price of $132,000, reflecting an original issue discount of $19,800. The Company’s obligation under the Purchase Agreement with respect to transaction expenses was $7,000 for the Buyer’s legal fees and due diligence fee. The net proceeds from this transaction are being used for general working capital purposes.

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The Note bears a one-time interest charge of thirteen percent (13%), or $19,734, applied to the principal on the issuance date, resulting in a total repayment obligation of $171,534. The Note matures on March 30, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in ten (10) equal installments of $17,153.40 each, with the first payment due on June 30, 2025, and nine subsequent monthly payments due on the 30th day of each month thereafter through the maturity date. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note. The effective cost of this financing to the Company is approximately 37.23% of the net cash proceeds received.

The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay at 96% of the outstanding principal and accrued interest, and from day 61 through day 180, at 97%. The Company must provide no more than three (3) Trading Days’ prior written notice to the Holder to exercise the prepayment option.

The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 65% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 35% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

In connection with the Note, we have reserved 543,112 shares of Common Stock with our transfer agent, Issuer Direct Corporation, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 31,342,285 shares were issued and outstanding.

On January 29, 2026, Holder submitted a notice of conversion of the Company for the conversion of $52,960 or 16,263 shares valued at $3.2565 due under the Note for the 144 Shares. There is no balance due remaining under this Note after this Conversion.

The Diagonal Note#2 is filed herein as Exhibit 4.2.

1800 Diagonal Lending LLC Promissory Note (Diagonal #3), July 25, 2025

On July 25, 2025, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 1800 Diagonal Lending LLC, a Virginia limited liability company (“1800 Diagonal” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $240,120 in exchange for a purchase price of $207,000, reflecting an original issue discount of $33,120. The Company’s obligation under the Purchase Agreement with respect to transaction expenses was $7,000 for the Buyer’s legal fees and due diligence fee. The net proceeds from this transaction are being used for general working capital purposes.

The Note bears a one-time interest charge of twelve percent (12%), or $28,814, applied to the principal on the issuance date, resulting in a total repayment obligation of $268,934. The Note matures on May 30, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in five (5) installments as follows: $134,467 due on January 30, 2026; $33,616.75 due on February 28, 2026; $33,616.75 due on March 30, 2026; $33,616.75 due on April 30, 2026; and May 30, 2026. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note. The effective cost of this financing to the Company is approximately 34.47% of the net cash proceeds received.

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The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay at 96% of the outstanding principal and accrued interest; from day 61 through day 120, at 97%; and from day 121 through day 180, at 98%. The Company must provide no more than three (3) Trading Days’ prior written notice to the Holder to exercise the prepayment option.

The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 65% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 35% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

In connection with the Note, we have reserved 757,775 shares of Common Stock with our transfer agent, Issuer Direct Corporation, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 31,342,285 shares were issued and outstanding.

On January 28, 2026, Holder submitted a notice of conversion of the Company for the conversion of $270,434 or 83,044 shares valued at $3.2565 due under the Note for the 144 Shares. There is no balance due remaining under this Note after this Conversion.

The Diagonal Note#3 is filed herein as Exhibit 4.3.

1800 Diagonal Lending LLC Promissory Note (Diagonal #4), September 23, 2025

On September 23, 2025, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 1800 Diagonal Lending LLC, a Virginia limited liability company (“1800 Diagonal” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $155,760 in exchange for a purchase price of $132,000, reflecting an original issue discount of $23,760. The Company’s obligation under the Purchase Agreement with respect to transaction expenses was $7,000 for the Buyer’s legal fees and due diligence fee. The net proceeds from this transaction are being used for general working capital purposes.

The Note bears a one-time interest charge of twelve percent (12%), or $18,691, applied to the principal on the issuance date, resulting in a total repayment obligation of $174,451. The Note matures on July 30, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in five (5) installments as follows: $87,225.50 due on March 30, 2026; $21,806.38 due on April 30, 2026, May 30, 2026, and June 30, 2026; and $21,806.36 due on July 30, 2026. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note. The effective cost of this financing to the Company is approximately 39.56% of the net cash proceeds received.

The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay at 96% of the outstanding principal and accrued interest; from day 61 through day 120, at 97%; and from day 121 through day 180, at 98%. The Company must provide no more than three (3) Trading Days’ prior written notice to the Holder to exercise the prepayment option.

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The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 65% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 35% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

In connection with the Note, we have reserved 255,606 shares of Common Stock with our transfer agent, Issuer Direct Corporation, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 31,342,285 shares were issued and outstanding.

The total principal balance outstanding as of the date of the prospectus is $155,760.

The Diagonal Note#3 is filed herein as Exhibit 4.4.

1800 Diagonal Lending LLC Promissory Note (Diagonal #5), November 14, 2025

On November 14, 2025, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 1800 Diagonal Lending LLC, a Virginia limited liability company (“1800 Diagonal” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $180,550 in exchange for a purchase price of $157,000, reflecting an original issue discount of $23,550. The Company’s obligation under the Purchase Agreement with respect to transaction expenses was $7,000 for the Buyer’s legal fees and due diligence fee. The net proceeds from this transaction are being used for general working capital purposes.

The Note bears a one-time interest charge of thirteen percent (13%), or $23,471, applied to the principal on the issuance date, resulting in a total repayment obligation of $204,021. The Note matures on August 15, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in nine (9) equal installments of $22,669 each, with the first payment due on December 15, 2025, and eight subsequent monthly payments due on the 15th day of each month thereafter through the maturity date. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note. The effective cost of this financing to the Company is approximately 36.01% of the net cash proceeds received.

The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay at 96% of the outstanding principal and accrued interest, and from day 61 through day 180, at 97%. The Company must provide no more than three (3) Trading Days’ prior written notice to the Holder to exercise the prepayment option.

The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 65% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 35% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

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The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

In connection with the Note, we have reserved 311,226 shares of Common Stock with our transfer agent, Equiniti Trust Company LLC, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 31,342,285 shares were issued and outstanding.

The total principal balance outstanding as of the date of the prospectus is $180,550.

The Diagonal Note#5 is filed herein as Exhibit 4.5.

1800 Diagonal Lending LLC Promissory Note (Diagonal #6), January 14, 2026

On January 14, 2026, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 1800 Diagonal Lending LLC, a Virginia limited liability company (“1800 Diagonal” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $123,050 in exchange for a purchase price of $107,000, reflecting an original issue discount of $16,050. The Company’s obligation under the Purchase Agreement with respect to transaction expenses was $7,000 for the Buyer’s legal fees and due diligence fee. The net proceeds from this transaction are being used for general working capital purposes.

The Note bears a one-time interest charge of thirteen percent (13%), or $15,996, applied to the principal on the issuance date, resulting in a total repayment obligation of $139,046. The Note matures on October 15, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in nine (9) installments, with the first payment due on February 15, 2026, and eight subsequent monthly payments due on the 15th day of each month thereafter through the maturity date. The initial eight installments are each in the amount of $15,449.56, and the final ninth installment is $15,449.52. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note. The effective cost of this financing to the Company is approximately 39.05% of the net cash proceeds received.

The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay at 96% of the outstanding principal and accrued interest, and from day 61 through day 180, at 97%. The Company must provide no more than three (3) Trading Days’ prior written notice to the Holder to exercise the prepayment option.

The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 65% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 35% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

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In connection with the Note, we have reserved 116,318 shares of Common Stock with our transfer agent, Equiniti Trust Company LLC, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 150,719,091 shares were issued and outstanding.

The total principal balance outstanding as of the date of the prospectus is $123,050.

The Diagonal Note#6 is filed herein as Exhibit 4.6.

1800 Diagonal Lending LLC Promissory Note (Diagonal #7), January 28, 2026

On January 28, 2026, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 1800 Diagonal Lending LLC, a Virginia limited liability company (“1800 Diagonal” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $421,260 in exchange for a purchase price of $357,000, reflecting an original issue discount of $64,260. The Company’s obligation under the Purchase Agreement with respect to transaction expenses was $7,000 for the Buyer’s legal fees and due diligence fee. The net proceeds from this transaction are being used for general working capital purposes.

The Note bears a one-time interest charge of twelve percent (12%), or $50,551, applied to the principal on the issuance date, resulting in a total repayment obligation of $471,811. The Note matures on November 30, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in five (5) installments as follows: $235,905.52 due on July 30, 2026; $58,976.37 due on August 30, 2026, September 30, 2026, October 30, 2026, and November 30, 2026. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note. The effective cost of this financing to the Company is approximately 34.80% of the net cash proceeds received.

The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay at 96% of the outstanding principal and accrued interest; from day 61 through day 120, at 97%; and from day 121 through day 180, at 98%. The Company must provide no more than three (3) Trading Days’ prior written notice to the Holder to exercise the prepayment option.

The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 65% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 35% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

In connection with the Note, we have reserved 517,438 shares of Common Stock with our transfer agent, Equiniti Trust Company LLC, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 31,342,285 shares were issued and outstanding.

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The total principal balance outstanding as of the date of the prospectus is $421,260.

The Diagonal Note#7 is filed herein as Exhibit 4.7.

General Terms & Conditions for all Diagonal Notes:

The Note contains customary Events of Default, including: failure to pay principal or interest when due (subject to a five-day cure period after written notice); failure to issue shares upon valid conversion or to remove restrictive legends (subject to a three-business-day cure period following a 48-hour demand from the Holder); breach of any material covenant in the Note or Purchase Agreement (subject to a twenty-day cure period); any material representation or warranty proving false or misleading; assignment for the benefit of creditors or appointment of a receiver or trustee; institution of bankruptcy, insolvency, reorganization, or liquidation proceedings; failure to maintain listing of the Common Stock on at least one trading market; failure to comply with, or cessation of, Exchange Act reporting requirements; dissolution, liquidation, or winding up of the Company or any substantial portion of its business; cessation of operations or admission of inability to pay debts as they become due; restatement of financial statements filed with the SEC after 180 days from issuance with material adverse effect; failure to provide irrevocable transfer agent instructions to a successor transfer agent; cross-default under any other agreements with the Holder or its affiliates; and failure to maintain the required share reserve.

Upon the occurrence and during the continuation of any Event of Default, the Note becomes immediately due and payable, and the Company is required to pay the Holder an amount equal to 150% of the sum of the then-outstanding principal, accrued and unpaid interest, any default interest, and any other amounts owed under the Note (the “Default Amount”). If a default relating to the issuance or delivery of conversion shares under Section 3.2 of the Note occurs following any other Event of Default, the default percentage increases to 200%. If the Company fails to pay the Default Amount within five (5) business days of written notice, the Holder has the right to convert the outstanding balance, including the Default Amount, into shares of Common Stock at the conversion price described above.

The Note and Purchase Agreement contain certain covenants restricting our operations so long as any obligations remain outstanding. We have agreed not to sell, lease, or otherwise dispose of any significant portion of our assets outside the ordinary course of business without the Holder’s written consent. We are required to maintain our corporate existence and not sell all or substantially all of our assets without the Holder’s prior written consent. We must also maintain compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, for so long as the Holder beneficially owns the Note.

The Note contains anti-dilution and adjustment provisions. At the Holder’s option, the sale or disposition of all or substantially all of our assets, any transaction disposing of more than 50% of our voting power, or any merger or consolidation in which we are not the survivors, shall be deemed an Event of Default. In the event of any merger, consolidation, recapitalization, or similar event, the Holder shall have the right to receive upon conversion the stock, securities, or assets it would have received had the Note been converted immediately prior to such transaction. If we declare or make any distribution of assets to holders of Common Stock, the Holder shall be entitled upon conversion to receive the assets that would have been payable had the Holder held the conversion shares on the applicable record date.

The Note is an unsecured obligation of the Company, free from all taxes, liens, claims, and encumbrances, and is not subject to preemptive rights or other similar rights of our shareholders. The Holder may assign the Note without our consent, provided each transferee is an accredited investor as defined in Rule 501(a) of the Securities and Exchange Commission. The Note may also be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

The Note and Purchase Agreement are governed by the laws of the Commonwealth of Virginia, without regard to principles of conflicts of laws. Any disputes shall be resolved exclusively in the Circuit Court of Fairfax County, Virginia, or the Alexandria Division of the United States District Court for the Eastern District of Virginia. Both parties have waived the right to trial by jury.

Promissory Note with Boot Capital LLC

Boot Capital LLC Promissory Note (Boot#1), March 12, 2025

On March 12, 2025, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Boot Capital LLC, a Delaware limited liability company (“Boot Capital” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $113,455 in exchange for a purchase price of $100,000, reflecting an original issue discount of $13,455. The net proceeds from this transaction are being used for general working capital purposes.

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The Note bears a one-time interest charge of twelve percent (12%), or $13,614, applied to the principal on the issuance date, resulting in a total repayment obligation of $127,069. The Note matures on January 30, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in ten (10) equal installments of $12,706.90 each, with the first payment due on April 30, 2025, and nine subsequent monthly payments due on the 30th day of each month thereafter through the maturity date. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note. The effective cost of this financing to the Company is approximately 27.07% of the cash proceeds received.

The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay at 97% of the outstanding principal and accrued interest, and from day 61 through day 180, at 98%. The Company must provide no more than three (3) Trading Days’ prior written notice to the Holder to exercise the prepayment option.

The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 65% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 35% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

In connection with the Note, we have reserved 175,865 shares of Common Stock with our transfer agent, Issuer Direct Corporation, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 31,342,285 shares were issued and outstanding.

On January 30, 2026, Holder submitted a notice of conversion of the Company for the conversion of $12,707 or 3,902 shares valued at $3.2565 due under the Note for the 144 Shares. There is no balance due remaining under this Note after this Conversion.

The Boot Capital Note#1 is filed herein as Exhibit 4.8.

Boot Capital LLC Promissory Note (Boot#2), July 25, 2025

On July 25, 2025, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Boot Capital LLC, a Delaware limited liability company (“Boot Capital” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $116,000 in exchange for a purchase price of $100,000, reflecting an original issue discount of $16,000. The net proceeds from this transaction are being used for general working capital purposes.

The Note bears a one-time interest charge of twelve percent (12%), or $13,920, applied to the principal on the issuance date, resulting in a total repayment obligation of $129,920. The Note matures on May 30, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in five (5) installments as follows: $64,960 due on January 30, 2026; $16,240 due on February 28, 2026; $16,240 due on March 30, 2026; $16,240 due on April 30, 2026; and May 30, 2026. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note. The effective cost of this financing to the Company is approximately 29.92% of the cash proceeds received.

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The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay 96% of the outstanding principal and accrued interest; from day 61 through day 120, at 97%; and from day 121 through day 180, at 98%. The Company must provide no more than three (3) Trading Days’ prior written notice to the Holder to exercise the prepayment option.

The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 65% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 35% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

In connection with the Note, we have reserved 366,074 shares of Common Stock with our transfer agent, Issuer Direct Corporation, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 31,342,285 shares were issued and outstanding.

On January 28, 2026, Holder submitted a notice of conversion of the Company for the conversion of $129,920 or 39,895 shares valued at $3.2565 due under the Note for the 144 Shares. There is no balance due remaining under this Note after this Conversion.

The Boot Capital Note#2 is filed herein as Exhibit 4.9.

Boot Capital LLC Promissory Note (Boot#3), January 14, 2026

On January 14, 2026, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Boot Capital LLC, a Delaware limited liability company (“Boot Capital” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $57,500 in exchange for a purchase price of $50,000, reflecting an original issue discount of $7,500. The net proceeds from this transaction are being used for general working capital purposes.

The Note bears a one-time interest charge of thirteen percent (13%), or $7,475, applied to the principal on the issuance date, resulting in a total repayment obligation of $64,975. The Note matures on October 15, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in nine (9) equal installments of approximately $7,219.40 each, with the first payment due on February 15, 2026, and eight subsequent monthly payments due on the fifteenth day of each month thereafter through the maturity date. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note. The effective cost of this financing to the Company is approximately 29.95% of the cash proceeds received.

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The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay at 96% of the outstanding principal and accrued interest, and from day 61 through day 180, at 97%. The Company must provide no more than three (3) Trading Days’ prior written notice to the Holder to exercise the prepayment option.

The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 65% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 35% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

In connection with the Note, we have reserved 54,354 shares of Common Stock with our transfer agent, Equiniti Trust Company LLC, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 150,719,091 shares were issued and outstanding.

The total principal balance outstanding as of the date of the prospectus is $57,500.

The Boot Capital Note#3 is filed herein as Exhibit 4.10.

Boot Capital LLC Promissory Note (Boot#4), January 28, 2026

On January 28, 2026, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Boot Capital LLC, a Delaware limited liability company (“Boot Capital” or the “Holder”), pursuant to which we issued a promissory note (the “Note”) in the aggregate principal amount of $177,000 in exchange for a purchase price of $150,000, reflecting an original issue discount of $27,000. The net proceeds from this transaction are being used for general working capital purposes.

The Note bears a one-time interest charge of twelve percent (12%), or $21,240, applied to the principal on the issuance date, resulting in a total repayment obligation of $198,240. The Note matures on November 30, 2026. Any amount of principal or interest not paid when due bears default interest at the rate of twenty-two percent (22%) per annum from the due date until paid. The total repayment obligation is payable in five installments as follows: $99,120 due on July 30, 2026; $24,780 due on August 30, 2026; $24,780 due on September 30, 2026; $24,780 due on October 30, 2026; and November 30, 2026. The Company has a five-day grace period with respect to each payment, and a missed payment constitutes an Event of Default under the Note.

The Company has the right to prepay the Note in full at any time with no prepayment penalty. In addition, the Note provides for discounted prepayment during the first 180 days following issuance. During the first 60 days, the Company may prepay at 96% of the outstanding principal and accrued interest; from day 61 through day 120, at 97%; and from day 121 through day 180, at 98%. The Company must provide no more than three Trading Days’ prior written notice to the Holder to exercise the prepayment option.

The Note is convertible into shares of our common stock, par value $0.0001 per share (“Common Stock”), only upon the occurrence and during the continuation of an Event of Default. No conversion right exists absent a default. Upon an Event of Default, the Holder may convert all or any portion of the outstanding and unpaid balance of the Note into fully paid and non-assessable shares of Common Stock at a conversion price equal to 75% of the lowest Trading Price for the Common Stock during the ten (10) Trading Days prior to the conversion date, representing a 25% discount to market. The conversion amount may include, at the Holder’s option, the principal amount being converted, accrued and unpaid interest, any default interest, and any other amounts owed under the Note.

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The Holder is subject to a non-waivable beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Upon receipt of a notice of conversion, the Company must issue and deliver shares within three (3) business days. Failure to deliver within this deadline subjects the Company to a penalty of $2,000 per day. The Company participates in the Depository Trust Company’s Fast Automated Securities Transfer program and shall use its best efforts to facilitate electronic transfer via the Deposit and Withdrawal at Custodian system.

In connection with the Note, we have reserved 217,411 shares of Common Stock with our transfer agent, Equiniti Trust Company LLC, for potential issuance upon conversion. We are required to maintain a reserve of four times the number of shares actually issuable upon full conversion of the Note at the then-current conversion price. Failure to maintain the required reserve constitutes an Event of Default. As of the date of the Purchase Agreement, we had 300,000,000 authorized shares of Common Stock, of which 31,342,285 shares were issued and outstanding.

The total principal balance outstanding as of the date of the prospectus is $177,000.

The Boot Capital Note#4 is filed herein as Exhibit 4.11.

General Terms & Conditions for all Boot Capital Notes:

The Note contains customary Events of Default, including: failure to pay principal or interest when due (subject to a five-day cure period after written notice); failure to issue shares upon valid conversion or to remove restrictive legends (subject to a three-business-day cure period); breach of any material covenant in the Note or Purchase Agreement (subject to a twenty-day cure period); any material representation or warranty proving false or misleading; assignment for the benefit of creditors or appointment of a receiver or trustee; institution of bankruptcy, insolvency, reorganization, or liquidation proceedings; failure to maintain listing of the Common Stock on at least one trading market; failure to comply with, or cessation of, Exchange Act reporting requirements; dissolution, liquidation, or winding up of the Company or any substantial portion of its business; cessation of operations or admission of inability to pay debts as they become due; restatement of financial statements filed with the SEC after 180 days from issuance with material adverse effect; failure to provide irrevocable transfer agent instructions to a successor transfer agent; cross-default under any other agreements with the Holder or its affiliates; and failure to maintain the required share reserve.

Upon the occurrence and during the continuation of any Event of Default, the Note becomes immediately due and payable, and the Company is required to pay the Holder an amount equal to 150% of the sum of the then-outstanding principal, accrued and unpaid interest, any default interest, and any other amounts owed under the Note (the “Default Amount”). If a default relating to the issuance or delivery of conversion shares under Section 3.2 of the Note occurs following any other Event of Default, the default percentage increases to 200%. If the Company fails to pay the Default Amount within five (5) business days of written notice, the Holder has the right to convert the outstanding balance, including the Default Amount, into shares of Common Stock at the conversion price described above.

The Note and Purchase Agreement contain certain covenants restricting our operations so long as any obligations remain outstanding. We have agreed not to sell, lease, or otherwise dispose of any significant portion of our assets outside the ordinary course of business without the Holder’s written consent. We are required to maintain our corporate existence and not sell all or substantially all of our assets without the Holder’s prior written consent. We must also maintain compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, for so long as the Holder beneficially owns the Note.

The Note contains anti-dilution and adjustment provisions. At the Holder’s option, the sale or disposition of all or substantially all of our assets, any transaction disposing of more than 50% of our voting power, or any merger or consolidation in which we are not the survivor, shall be deemed an Event of Default. In the event of any merger, consolidation, recapitalization, or similar event, the Holder shall have the right to receive upon conversion the stock, securities, or assets it would have received had the Note been converted immediately prior to such transaction. If we declare or make any distribution of assets to holders of Common Stock, the Holder shall be entitled upon conversion to receive the assets that would have been payable had the Holder held the conversion shares on the applicable record date.

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The Note is an unsecured obligation of the Company, free from all taxes, liens, claims, and encumbrances, and is not subject to preemptive rights or other similar rights of our shareholders. The Holder may assign the Note without our consent, provided each transferee is an accredited investor as defined in Rule 501(a) of the Securities and Exchange Commission. The Note may also be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

The Note and Purchase Agreement are governed by the laws of the Commonwealth of Virginia, without regard to principles of conflicts of laws. Any disputes shall be resolved exclusively in the Circuit Court of Fairfax County, Virginia, or the Alexandria Division of the United States District Court for the Eastern District of Virginia. Both parties have waived the right to trial by jury.

Promissory Note with an Individual

On December 10, 2025, we entered into a Convertible Promissory Note Agreement (the “Agreement”) with an individual (“Lender”), pursuant to which we issued a convertible promissory note (the “Note”) in the principal amount of $110,000 in exchange for a funding amount of $100,000, reflecting an original issue discount of $10,000, or ten percent (10%) of the principal amount. The net proceeds from this transaction are being used for general corporate purposes.

The outstanding principal bears simple interest at the rate of ten percent (10%) per annum, calculated based on a 365-day year. Based on the one-year term, the total interest accruing through maturity is $11,000, resulting in a total amount due at maturity of $121,000. The Note matures on December 10, 2026. Unless earlier converted or prepaid, all outstanding principal and accrued interest shall be due and payable in full on the maturity date. The Note does not provide for periodic instalment payments; the entire balance is payable as a single lump sum at maturity. The effective cost of this financing to the Company is approximately 21.00% of the cash proceeds received, inclusive of the original issue discount and one year of accrued interest.

The Note may be prepaid prior to the maturity date. The Agreement does not provide for any prepayment penalties, discounts, or premium charges in connection with early repayment of the Note.

The Note is convertible into shares of our common stock at a fixed conversion price of $2.60 per share. Unlike the variable-price conversion features contained in certain of our other outstanding promissory notes, the conversion price under this Note is fixed and is not subject to adjustment based on the market trading price of our Common Stock. The number of shares issuable upon conversion is calculated by dividing the sum of the outstanding principal and accrued interest by the conversion price. Assuming full conversion of the entire principal and one year of accrued interest at maturity, a total of approximately 46,538 shares of Common Stock would be issuable upon conversion.

The Lender may elect to convert all or any portion of the outstanding principal and accrued interest into shares of Common Stock at the Lender’s sole discretion at any time during the term of the Note. The conversion right is voluntary and is not conditioned upon the occurrence of an Event of Default. In addition, upon the occurrence of an Event of Default, the Lender shall have the right to convert all outstanding principal and accrued interest into shares of Common Stock at the fixed conversion price. The Agreement does not contain a beneficial ownership limitation restricting the number of shares that may be acquired upon conversion.

The Agreement does not contain a specific share reservation requirement or irrevocable transfer agent instructions. Based on the fixed conversion price of $2.60 per share and the total amount due at maturity of $121,000, a maximum of approximately 46,538 shares of Common Stock would be issuable upon full conversion of the Note.

The Note contains four Events of Default: (a) failure by the Company to pay any amount due under the Note within ten (10) days of when due; (b) breach by the Company of any material representation, warranty, or covenant contained in the Agreement; (c) insolvency of the Company, bankruptcy filing, or assignment for the benefit of creditors; and (d) any material adverse change in the Company’s financial condition or business operations.

Upon the occurrence of an Event of Default, the Lender shall have the right to convert all outstanding principal and accrued interest into shares of Common Stock at the fixed conversion price of $2.60 per share. The Agreement does not provide for a default interest rate, acceleration premium, or penalty multiplier upon the occurrence of an Event of Default. The remedies available to the Lender upon default are limited to the conversion right described above and any other remedies available at law or in equity.

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The Agreement contains representations and warranties by the Company, including that the Company is duly organized and validly existing, has full power and authority to execute the Agreement and perform its obligations, and that the Agreement constitutes a valid and binding obligation enforceable in accordance with its terms. The Agreement does not contain restrictive covenants relating to asset dispositions, corporate existence maintenance, or Exchange Act reporting compliance.

The Agreement does not contain anti-dilution provisions, adjustment mechanisms for mergers, consolidations, or similar corporate transactions, or distribution protections. The fixed conversion price of $2.60 per share is not subject to adjustment for any reason.

The Note is an unsecured obligation of the Company. The Agreement does not contain provisions regarding assignability, pledging as collateral, or transferability of the Note by the Lender.

The Agreement is governed by the laws of the State of California, without regard to its conflict of laws principles. The Agreement does not specify an exclusive venue or jurisdiction for the resolution of disputes. Both parties retain all rights available at law or in equity.

The total principal balance outstanding as of the date of the prospectus is $110,000.

The Lender Note is filed herein as Exhibit 4.12.

Listing on Nasdaq

On January 28, 2026, after obtaining the required Nasdaq approval, our common stock started to trade on Nasdaq under the symbol “GOAI”.

Corporate Information

The Company’s principal office is 2029 Century Park East, Suite # 400N, Los Angeles, CA 90067. Our telephone number is (424) 202-3603, and our corporate website is www.eva.live. The information on, or accessible through, our website is not incorporated into and does not constitute a part of this prospectus or any other report or document we file with or furnish to the SEC.

Going Concern

Although our financial statements have been prepared on a going concern basis, we must raise additional capital in order to continue as a going concern. See “Risk Factors – Risks Related to the Company - There is doubt that the Company can continue as a “going concern”” on page 18 of this prospectus.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that generally apply to public companies. These provisions include:

●	an exemption from compliance with the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 on the design and effectiveness of our internal controls over financial reporting;

●	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure about the Company’s executive compensation arrangements; and

●	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We may take advantage of some, but not all, available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies where you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period to comply with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to refrain from availing ourselves of the delayed adoption of new or revised accounting standards. Therefore, we will adopt new or revised generally accepted accounting principles in the United States on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

As amended, we are also a “smaller reporting company” defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934. We may remain a smaller reporting company until we have a non-affiliate public float above $250 million and annual revenues above $100 million or a non-affiliate public float above $700 million and annual revenues less than $100 million, each as determined yearly. Even after we no longer qualify as an emerging growth company, we may still be eligible as a smaller reporting company, allowing us to take advantage of many of the same exemptions from disclosure requirements.

For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors – Risks Related to the Company - “As an “emerging growth company” under the JOBS act, we can rely on exemptions from certain disclosure requirements” on page 22 of this prospectus.

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RISK FACTORS

Risks Related to the Company

We may need to obtain additional financing, which may not be available.

We need additional funds to achieve a sustainable sales level to generate positive cash flow to fund our operations. There is no assurance that any additional financing will be available or, if available, on terms that will be acceptable to us.

We have a limited history of operations; accordingly, no track record would provide a basis for assessing our ability to conduct successful commercial activities. We may need to be more successful in carrying out our business objectives.

Our founder incorporated the Company on August 27, 2002. We have not yet produced substantial revenues to offset our operating costs and fund our expansion. We are also involved in organizational activities, obtaining growth financing, and developing our new technologies to meet the demands of our customers. In addition, we have a limited operating history from which to evaluate our performance. Our ability to achieve and maintain profitability is dependent on numerous factors, including our ability to (i) implement our business model and expand our customer base, (ii) increase revenue while controlling expenses, (iii) effectively manage cash flow, and (iv) develop our technology.

There is a substantial risk that we will not be successful in our development and sales activities or, if initially successful, in generating significant operating revenues or achieving profitable operations.

The non-GAAP financial metrics that our management uses to measure the success of our business model may not provide the best measurement of our operating performance and may not be comparable to similar metrics used by others in our industry.

Our management relies on EBITDA, a non-GAAP financial metric that we believe help us to gauge the underlying performance of our business and to manage it effectively. There can be no assurance, however, that this metric is the most accurate or reliable measurement of our operating performance. For instance, while the financial statement line items excluded from EBITDA calculations reflect expenses that we believe are not core to our operating activities, they do represent economic costs of our business model.

Our business strategy may result in increased volatility of revenues and earnings, resulting in uncertainty of profitability.

Our business strategy may result in increased volatility of revenues and earnings. As we will only develop a limited number of products and services at a time, our overall success will depend on a limited number of products and services, which may cause variability and unsteady profits and losses depending on the products and services offered.

Economic conditions and changes in the financial markets may adversely affect our revenues and profitability. Our business is also subject to general economic risks that could adversely impact the results of operations and financial conditions.

Because of the anticipated nature of the products and services we will attempt to develop, it is difficult to forecast revenues and operate results accurately. These items could fluctuate in the future due to several factors. These factors may include, among other things, the following:

●	Our ability to raise sufficient capital to take advantage of opportunities and generate adequate revenues to cover expenses,

●	Our ability to source substantial opportunities with sufficient risk-adjusted returns,

●	Our ability to manage our capital and liquidity requirements is based on changing market conditions and changes in the developing fintech industries,

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●	The acceptance of the terms and conditions of our subscription-based model,

●	The amount and timing of operating and other costs and expenses,

●	The nature and extent of competition from other companies may reduce market share and create pressure on pricing and investment return expectations,

●	Adverse changes in the national and regional economies in which we will participate, including, but not limited to, changes in our performance, capital availability, and market demand,

●	Adverse changes in the projects we plan to invest in result from factors beyond our control, including, but not limited to, a change in circumstances, capacity, and economic impacts,

●	Changes in laws, regulations, accounting, taxation, and other requirements affecting our operations and business, and

●	Our operating results may fluctuate yearly due to the above factors and others not listed. At times, these fluctuations may be significant.

We derive a substantial portion of our revenues from a limited number of customers, which exposes us to significant business, financial, and operational risks.

Our top three customers represented 88% of the Company’s receivables as of September 30, 2025. Our company’s financial health is highly dependent on these top customers. If any of them were to significantly reduce their spending or cease doing business with your company, it could have a major impact on your revenue and overall financial health. We believe the following are the specific risks associated with this concentration:

Revenue Fluctuations: Any adverse change in our relationship with these customers, be it due to contract terminations, renegotiations, or non-renewal, could result in substantial revenue losses and adversely affect our profitability and operating results.

Pricing Pressures: These customers may exert considerable pressure on us to offer discounts or more favorable payment terms, eroding our profit margins.

Payment Risks: If any of these key customers delay or default on payments due to financial challenges, it could strain our cash flow and financial condition.

U.S. Economy Shifts: As our revenues from major customers are directly proportional to advertisement spending, any downturn or disruption in the U.S. economy could lead to reduced orders, affecting our revenue stream.

We continuously strive to expand and diversify our customer base to mitigate these risks. However, in the near to mid-term, we anticipate that a significant portion of our revenue will continue to be concentrated among these key customers. Potential investors should consider this concentration in customers an important risk factor when evaluating our business.

There is doubt that the Company can continue as a “going concern.”

Lao Professionals, our independent registered public accounting firm for the fiscal years ended December 31, 2024 and December 31, 2023, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the years ended December 31, 2024 and December 31, 2023, indicating that our current financial position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. Our ability to raise the capital needed to improve our financial condition depends on the support from stockholders and its ability to obtain necessary equity financing. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business, which could cause investors to suffer the loss of all or a substantial portion of their investment.

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We may not be able to compete effectively against our competitors.

We expect intense competition from well-established and small to medium-sized public and private companies like us, which may reduce the prices of our products and services. For several reasons, we may need to be at a competitive disadvantage in obtaining the facilities, technologies, employees, financing, and other resources required to provide these products and services demanded by prospective customers. Our financial resources and other assets may limit our opportunity to obtain customers. We expect to be less able than our larger competitors to cope with the generally increasing costs and expenses of doing business.

Our business model may not be sufficient to ensure our success in our intended market.

Our survival depends on the success of our efforts to gain market acceptance and shares of our products and services in the U.S. debt management market, with the main focus on student loans. Should our target market not be as responsive to our products and services as we anticipate, we may not have alternate products or services we can offer to ensure our survival. We may not be able to develop our products and services promptly to comply with regulatory and legal changes.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

The Company has no patents or trademarks on its proprietary technology solutions. We have not conducted formal evaluations to confirm that our technology solutions and products do not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be sure that our technology and products do not or will not infringe upon the intellectual property rights of third parties. If infringement were to occur, it would disrupt our software development, sales, and distribution of such technology solutions or products. We have generally sought to protect such proprietary intellectual property partly by confidentiality agreements and, if applicable, inventors’ rights agreements with strategic partners and employees. However, such contracts have not been put in place in every instance. We cannot guarantee these agreements protect our trade secrets and other intellectual property or proprietary rights.

Our officers, directors, and entities affiliated with us significantly influence us.

In the aggregate, the voting power represented by management and affiliated parties’ ownership of the Company’s common and preferred stock represents approximately 61.46% of the voting power of the company’s issued and outstanding capital stock. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by shareholders, including the election of directors and the approval of mergers or other business combination transactions.

The loss of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business.

Our future performance is dependent on the ability to retain key personnel. The Company’s performance is substantially dependent on the performance of senior management. The loss of the services of any of its executive officers or other key employees could adversely affect the Company’s business, operations, and financial condition. We also plan to negotiate employment contracts with each officer. If we fail to retain and motivate our existing personnel, we may be unable to grow effectively.

Differing interpretations of established accounting policies or the accounting treatments of current transactions might necessitate us to revise our previously stated operational results.

Differing interpretations of established accounting policies or the accounting treatments of current transactions might necessitate us to revise our previously stated operational results. For instance, on September 28, 2021, we finalized an Acquisition deemed a reverse merger business transaction. We assigned the acquisition cost to the procured assets and assumed liabilities based on their projected fair values at the acquisition date. Our decision to categorize the Acquisition as a business combination relied on our comprehensive understanding of the transaction’s details and involved our judgment. Any alterations to this categorization would mean treating the transaction as a recapitalization, leading to non-recording goodwill. Such a change could significantly impact our declared operational results and require the Company to update previous submissions to the SEC, incurring additional expenses.

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Management of growth will be necessary for us to be competitive.

Successfully expanding our business will depend on our ability to attract and manage staff, strategic business relationships, and shareholders. Specifically, we must hire skilled management and technical personnel and manage partnerships to navigate shifts in the general economic environment. The expansion can potentially place significant strains on financial, management, and operational resources, yet failure to expand will inhibit our profitability goals.

Because we are a small company and need more capital, our marketing campaigns may need more to attract enough customers to operate profitably. Our financial conditions will be adversely affected if we do not make a profit.

Since we are a small company and have little capital, we must limit our marketing activities. As such, we may not be able to attract enough customers to operate profitably. If we cannot operate profitably, our financial conditions will be negatively affected, limiting our ability to raise additional funding to increase our sales and marketing efforts.

There are challenges relating to implementing our business strategy.

Our competitors are technologically advanced, have existed longer, and often have a more established brand and market presence with substantially greater financial, marketing, personnel, and other resources. These competitors may have, among other things, lower operating costs, better knowledge, better brand awareness, better research and development facilities, better management, more effective marketing, and more efficient operations than the Company. The Company depends substantially on customers signing paid contracts to use our services. Any decline in customer contracts could adversely affect our future operating results. Future success will depend on the Company’s ability to implement the technology correctly and on time. There are possibilities for undetected errors, failures, or bugs, especially when new versions or updates are released. Such deployment may expose hidden errors, omissions, or bugs in our software. Despite testing and implementing industry-standard quality control, we may find errors, omissions, or bugs after releasing our software to customers.

The Company intends to use strategic, indirect channel third parties to promote and market its solutions, such as affiliates, distributors, and resellers. The Company may be unable to maintain successful relationships with third-channel parties (indirect sales channels), and business, operating results, and financial condition could be adversely affected.

The Company may be unable to respond to the rapid technological change in its industry, which may increase costs and competition that may adversely affect its business.

Rapidly changing technologies, frequent new product and service introductions, and evolving industry standards characterize the Company’s market. The continued growth of the Internet and intense competition in the Company’s industry exacerbate these market characteristics. The Company’s future success will depend on its ability to adapt to rapidly changing technologies by continually improving its products and services’ performance features and reliability. The Company may experience difficulties that could delay or prevent its products and services’ successful development, introduction, or marketing. In addition, any new enhancements must meet the requirements of its current and prospective users and must achieve significant market acceptance. The Company could also incur substantial costs if it needs to modify its products, services, or infrastructures to adapt to these changes.

The Company also expects new competitors to introduce products, systems, or services that are directly or indirectly competitive with the Company. These competitors may succeed in developing products, systems, and services that have greater functionality or are less costly than the Company’s products, systems, and services and may be more successful in marketing such products, systems, and services. Technological changes have lowered the cost of operating communications and computer systems and purchasing software. These changes reduce the Company’s services cost and facilitate increased competition by lowering competitors’ costs in providing similar services. This competition could increase price competition and reduce anticipated profit margins.

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The Company’s services are offered by several other companies, and its industry is evolving.

Investors should consider the Company’s prospects regarding the risks, uncertainties, and difficulties frequently encountered by companies in their early stage of development, especially companies in the rapidly evolving financial technology industry. To be successful in this industry, the Company must, among other things:

●	develop and introduce functional and attractive service offerings;

●	attract and maintain a large base of consumers;

●	increase awareness of the Company brand and develop consumer loyalty;

●	establish and maintain strategic relationships with distribution partners and service providers;

●	respond to competitive and technological developments;

●	build an operations structure to support the Company’s business; and

●	attract, retain, and motivate qualified personnel.

The Company cannot guarantee that it will achieve these goals, and its failure would adversely affect its business, prospects, financial condition, and operating results.

Some of the Company’s products and services are new and are only in the early stages of commercialization. The Company is not certain that these products and services will function as anticipated or be desirable to its intended market. If the Company’s current or future products and services fail to work correctly or do not achieve or sustain market acceptance, it could lose customers or be subject to claims that could have a material adverse effect on the Company’s business, financial condition, and operating results.

As is typical in a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to high uncertainty and risk. Because the need for the Company is new and evolving, it is difficult to predict the size of this market and its growth rate, if any. The Company cannot guarantee that a need for the Company will develop or that demand for Company services will emerge or be sustainable. If the market fails to materialize, develops more slowly than expected, or becomes saturated with competitors, the Company’s business, financial condition, and operating results will be materially adversely affected.

Specific provisions of our Articles of Incorporation and Bylaws allow for the concentration of voting power in one individual, which may, among other things, delay or frustrate the removal of incumbent directors or a takeover attempt, even if such events may be beneficial to our stockholders.

The provisions of our Articles of Incorporation and bylaws may delay or frustrate the removal of incumbent directors. They may prevent or delay a merger, tender offer, or proxy contest involving the Company not approved by our Board of Directors, even if those events may benefit our stockholders’ interest. For example, David Boulette, our Chairman of the Board, President, and Chief Executive Officer, holds 19,025,000 authorized, issued, and outstanding shares of our common stock. Under our articles of incorporation, the common stock being offered in this prospectus has one vote per share on all matters presented to our stockholders for action. Consequently, the Company will be a controlled company whereby Mr. Boulette has approximately 60.42% voting power  , sufficient to control the outcome of all the corporate issues submitted to the vote of our common stockholders. Those matters could include the election of directors, changes in the size and composition of the Board of Directors, and mergers and other business combinations involving the Company. In addition, through his control of the Board of Directors and voting power, he may be able to control certain decisions, including decisions regarding the qualification and appointment of officers, dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), and the acquisition or disposition of assets by the Company. In addition, the concentration of voting power in Mr. Boulette could delay or prevent a change in control of the Company, even if the change in control would benefit our stockholders and may adversely affect the market price of our common stock.

If we fail to establish and maintain an effective internal control system, we may not be able to report our financial results accurately or prevent fraud. Any ability to report and file our financial results accurately and timely could harm our reputation and adversely impact the future trading price of our common stock.

Effective internal control is necessary to provide reliable financial reports and prevent fraud. Suppose we cannot provide reliable financial reports or prevent fraud. In that case, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and current internal control deficiencies may adversely affect our financial condition, operation results, and access to capital.

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Because of the Company’s limited resources, there are limited controls over information processing. There is inadequate segregation of duties consistent with control objectives. Our Company’s management is composed of a small number of individuals resulting in limitations on the segregation of duties. To remedy this situation, we would need to hire additional staff. Currently, the Company cannot hire other staff to facilitate greater segregation of duties but will reassess its capabilities in the near future.

We may need and be unable to obtain additional funding on satisfactory terms, which could dilute our stockholders or impose burdensome financial restrictions on our business.

We have relied upon cash from financing activities, and in the future, we intend to rely on revenues generated from operations to fund all the cash requirements of our activities. There is no assurance that we will be able to generate any significant cash from our operating activities in the future. Deteriorating economic conditions and the effects of ongoing military actions against terrorists may cause prolonged declines in investor confidence in and accessibility to capital markets. Future financing may not be available on time, in sufficient amounts, or on acceptable terms. This financing may also dilute existing stockholders’ equity. Any debt financing or another financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to restrict our ability to pay dividends on our common stock. Any failure to comply with these covenants would adversely affect our business, prospects, financial condition, and results of operations because we could lose our existing funding sources and impair our ability to secure new funding sources.

As an “emerging growth company” under the JOBS act, we can rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	provide an auditor attestation with respect to management’s report on the effectiveness of our internal controls over financial reporting;

●	comply with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (“Securities Act”) to comply with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to avail ourselves of the delayed adoption of new or revised accounting standards. Therefore, we will adopt new or revised generally accepted accounting principles in the United States on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

The financial disclosure in a registration statement filed by an emerging growth company pursuant to the Securities Act will differ from registration statements filed by other companies as follows:

(i) audited financial statements required for only two fiscal years;

(ii) selected financial data required for only the fiscal years that were audited;

(iii) executive compensation only needs to be presented in the limited format now required for smaller reporting companies. (A smaller reporting company is one with a public float of less than $75 million as of the last day of its most recently completed second fiscal quarter)

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However, the requirements for financial disclosure provided by Regulation S-K promulgated by the Rules and Regulations of the SEC already provide certain of these exemptions for smaller reporting companies. The Company is a smaller reporting company. Currently a smaller reporting company is not required to file as part of its registration statement selected financial data and only needs audited financial statements for its two most current fiscal years and no tabular disclosure of contractual obligations.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues is $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates is $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

However, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Risks Related to our Securities

Our executive officers and directors will continue to exercise significant control over us for the foreseeable future, which will limit our shareholders ability to influence corporate matters and could delay or prevent a change in corporate control.

Our executive officers and directors currently hold or have the right to acquire, in the aggregate, up to approximately 61.46%    of our outstanding common stock. As a result, these stockholders will be able to influence our management and affairs and heavily influence the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets.

These stockholders may have interests, with respect to their common stock, that are different from our other stockholders and the concentration of voting power among one or more of these stockholders may have an adverse effect on the price of our common stock.

In addition, this concentration of ownership might adversely affect the market price of our common stock by: (1) delaying, deferring or preventing a change of control of our company; (2) impeding a merger, consolidation, takeover or other business combination involving our company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We do not anticipate paying dividends on our common stock, and investors may lose the entire amount of their investment.

Cash dividends have never been declared or paid on our common stock, and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their shares of common stock. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates. We cannot assure stockholders of a positive return on their investment when they sell their shares, nor can we assure that stockholders will not lose the entire amount of their investment.

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

●	changes in our industry;

●	competitive pricing pressures;

●	our ability to obtain working capital financing;

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●	additions or departures of key personnel;

●	conversions from preferred stock to common stock;

●	sales of our common and preferred stock;

●	our ability to execute our business plan;

●	operating results that fall below expectations;

●	loss of any strategic relationship;

●	regulatory developments; and economic and other external factors.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We are subject to the periodic reporting requirements of the Exchange Act, which require us to incur audit fees and legal fees for preparing such reports. These additional costs will negatively affect our ability to earn a profit.

We are currently subject to the periodic reporting requirements of the Exchange Act. To comply with such requirements, our independent registered auditors will have to review our financial statements quarterly and audit our financial statements annually. Moreover, our legal counsel will have to review and assist in preparing such reports. Although the approximately $180,000 we have estimated for these costs should be sufficient for the 12 months following the completion of our offering, the costs charged by these professionals for such services may vary significantly. Factors such as the number and type of transactions that we engage in and the complexity of our reports cannot accurately be determined now and may have a significant negative effect on the cost and amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs will be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit.

However, for as long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that you become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

After, and if ever, we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not “emerging growth companies,” including Section 404 of the Sarbanes-Oxley Act.

If we fail to meet Nasdaq’s continued listing requirements, this could result in a delisting of our common stock.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we anticipate that we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to remain listed on Nasdaq, stabilize our market price, improve the liquidity of our common stock, prevent our common stock from dropping below Nasdaq’s minimum bid price requirement, or prevent future non-compliance with Nasdaq’s listing requirements.

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USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement to this prospectus used to offer specific securities, we intend to use the net proceeds from the sale of securities under this prospectus to potentially fund business acquisitions and for general corporate purposes, which may include, without limitation, the repayment of outstanding indebtedness, capital expenditures and working capital. Pending the application of the net proceeds from any sale of securities under this prospectus, we may invest the net proceeds in interest-bearing accounts, money market accounts and/or interest-bearing securities. Further details regarding the use of the net proceeds from the sale of securities will be set forth in the applicable prospectus supplement.

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DESCRIPTION OF COMMON STOCK

This prospectus describes the general terms of our capital stock. The following description is not complete and may not contain all the information you should consider before investing in our capital stock. For a more detailed description of these securities, you should read the applicable provisions of Nevada law and our certificate of incorporation, as amended. referred to herein as our certificate of incorporation, and bylaws, as amended, referred to herein as our bylaws. The description below is based on and is qualified in its entirety by reference to our certificate of incorporation and bylaws. When we offer to sell a particular series of these securities, we will describe the specific terms of the series in a supplement to this prospectus. Accordingly, for a description of the terms of any series of securities, you must refer to both the prospectus supplement relating to that series and the description of the securities described in this prospectus. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement. See “Where To Find Additional Information” for information on how to obtain documents from us, including our certificate of incorporation and bylaws.

General

We have authorized capital stock consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock.

As of January 31, 2026, there were 31,485,389 shares of our common stock issued and outstanding held by 906 stockholders of record.

Common Stock

The following summarizes our common stock’s material rights and restrictions. This description does not purport to be a complete description of all the rights of our stockholders and is subject to, and qualified in its entirety by, the provisions of our most current Articles of Incorporation and Bylaws, which are included as exhibits to this registration statement.

The holders of our common stock currently have (i) equal ratable rights to dividends from funds legally available, therefore, when, as, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company (iii) do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

Our Bylaws provide that at all meetings of the stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or the Articles of Incorporation, a majority of the votes cast at a meeting of the stockholders shall be necessary to authorize any corporate action to be taken by vote of the stockholders. A “plurality” means the excess votes cast for one candidate over another. When there are more than two competitors for the same office, the person who receives the greatest number of votes has a plurality.

The Board of Directors is authorized to fix the number of shares of any preferred stock series and determine the designation of any such series. The Board of Directors is also authorized to determine or alter rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors initially fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series after the issue of shares of that series.

Indemnification of Directors and Officers

Neither our Articles of Incorporation nor Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes (“NRS”). NRS Section 78.7502, provides that a corporation may indemnify any director, officer, employee or agent of a corporation against expenses, including fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

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NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Our Articles of Incorporation provide that we will indemnify our directors, officers, employees and agents fully, or if not possible, partially, permitted by the provisions of the NRS.

Listing

Our common stock is currently listed on Nasdaq under the symbol “GOAI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company LLC.

DESCRIPTION OF PREFERRED STOCK

The following description sets forth certain general terms of the shares of our preferred stock to which any prospectus supplement may relate. This description and the description contained in any prospectus supplement are not complete and are in all respects subject to and qualified in their entirety by reference to our charter, the applicable articles supplementary that describes the terms of the related class or series of our preferred stock, and our bylaws, each of which we will make available upon request.

General

Our Certificate of Incorporation provides that we may issue up to 5,000,000 shares of preferred stock, $0.0001 par value per share. Our Certificate of Incorporation authorizes our Board to increase or decrease the number of authorized shares without stockholder approval. As of February 13, 2026, no shares of our preferred stock were issued and outstanding.

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Subject to the limitations prescribed by Nevada law and our Certificate of Incorporation and bylaws, our Board of Directors is authorized to establish the number of shares constituting each series of preferred stock and to fix the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of our Board of Directors or a duly authorized committee thereof.

The prospectus supplement relating to the series of preferred stock offered thereby will describe the specific terms of such securities, including:

● the title and stated value of such preferred stock;

● the number of shares of such preferred stock offered, the liquidation preference per share and the offering price of such shares;

● the dividend rate(s), period(s) and payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

● whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such preferred stock shall accumulate;

● the procedures for any auction and remarketing, if any, for such preferred stock;

● the provisions for a sinking fund, if any, for such preferred stock;

● the provisions for redemption, if applicable, of such preferred stock;

● any listing of such preferred stock on any securities exchange;

● the terms and conditions, if applicable, upon which shares of such preferred stock will be convertible into shares of our common stock, including the conversion price (or manner of calculation thereof) and conversion period;

● a discussion of material U.S. federal income tax considerations applicable to such preferred stock;

● any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

● any other specific terms, preferences, rights, limitations or restrictions of such preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of our preferred stock, as specified in the applicable prospectus supplement. Preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement among us, the depositary named therein and the holders from time to time of the depositary receipts. Subject to the terms of the applicable deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of our preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred stock represented by such depositary shares (including dividend, voting, conversion, redemption and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of the shares of preferred stock by us to a preferred share depositary, we will cause such preferred shares depositary to issue, on our behalf, the depositary receipts. Copies of the applicable form of deposit agreement and depositary receipt may be obtained from us upon request, and the statements made hereunder relating to the deposit agreement and the depositary receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable deposit agreement and the related depositary receipts, as well as our charter, including articles supplementary relating to the applicable class or series of our preferred stock.

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Dividends and Other Distributions

The preferred share depositary will distribute all cash dividends or other cash distributions received in respect of the shares of our preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred shares depositary.

In the event of a distribution other than in cash, the preferred shares depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred shares depositary, unless the preferred shares depositary determines that it is not feasible to make such distribution, in which case the preferred shares depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

No distribution will be made in respect of any depositary share to the extent that it represents any shares of preferred stock converted into other securities.

Withdrawal of Shares

Upon surrender of the depositary receipts at the corporate trust office of the applicable preferred shares depositary (unless the related depositary shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon such holder’s order, of the number of whole or fractional shares of preferred stock and any money or other property represented by the depositary shares evidenced by such depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of preferred stock on the basis of the proportion of preferred shares represented by each depositary share as specified in the applicable prospectus supplement, but holders of such preferred shares will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the preferred shares depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares

Whenever we redeem shares of our preferred stock held by the preferred shares depositary, the preferred shares depositary will redeem as of the same redemption date the number of depositary shares representing shares of preferred stock so redeemed, provided we shall have paid in full to the preferred shares depositary the redemption price of the preferred shares to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred shares. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us that will not result in a violation of the ownership restrictions in our charter.

From and after the date fixed for redemption, all dividends in respect of the preferred shares so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled upon such redemption and surrender thereof to the preferred shares depositary.

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Voting of the Shares of Preferred Stock

Upon receipt of notice of any meeting at which the holders of the applicable shares of our preferred stock are entitled to vote, the preferred shares depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares that represent such shares of preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date (which will be the same date as the record date for the preferred shares) will be entitled to instruct the preferred shares depositary as to the exercise of the voting rights pertaining to the amount of preferred shares represented by such holder’s depositary shares. The preferred shares depositary will vote the amount of preferred shares represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the preferred shares depositary in order to enable the preferred shares depositary to do so. The preferred shares depositary will abstain from voting the amount of preferred shares represented by such depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares. The preferred shares depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the preferred shares depositary.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each shares of preferred stock represented by the depositary shares evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

Amendment and Termination of Deposit Agreement

The form of depositary receipt evidencing the depositary shares which represent the preferred stock and any provision of the deposit agreement may at any time be amended by agreement between us and the preferred shares depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable depositary shares evidenced by the applicable depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred shares and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such receipt, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby.

The deposit agreement may be terminated by us upon not less than 30 days’ prior written notice to the preferred shares depositary if a majority of each series of preferred stock affected by such termination consents to such termination, whereupon the preferred shares depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of our preferred stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by the preferred shares depositary with respect to such depositary receipts. The deposit agreement will automatically terminate if (i) all outstanding depositary shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related preferred shares in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred shares or (iii) each related share of our preferred stock shall have been converted into our securities not so represented by depositary shares.

Charges of Preferred Shares Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred shares depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred shares depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the deposit agreement.

Resignation and Removal of Depositary

The preferred shares depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred shares depositary, any such resignation or removal to take effect upon the appointment of a successor preferred shares depositary. A successor preferred shares depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and that meets certain combined capital and surplus requirements.

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Miscellaneous

The preferred shares depositary will forward to holders of depositary receipts any reports and communications from the Company which are received by the preferred shares depositary with respect to the related preferred shares.

Neither the preferred shares depositary nor we will be liable if either party is prevented from or delayed in performing its obligations under the deposit agreement by law or any circumstances beyond its control. The obligations of us and the preferred shares depositary under the deposit agreement will be limited to performing our respective duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of preferred shares represented by the depositary shares), gross negligence or willful misconduct, and we and the preferred shares depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or preferred shares represented thereby unless satisfactory indemnity is furnished. We and the preferred shares depositary may rely on written advice of counsel or accountants, or information provided by persons presenting preferred shares represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

In the event that the preferred shares depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the preferred shares depositary shall be entitled to act on such claims, requests or instructions received from us.

DESCRIPTION OF WARRANTS

We may offer by means of this prospectus warrants for the purchase of any of the securities offered by this prospectus. We may issue warrants separately or together with any other securities offered by means of this prospectus, and the warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified therein or in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

● the title and issuer of such warrants;

● the aggregate number of such warrants;

● the price or prices at which such warrants will be issued;

● the currencies in which the price or prices of such warrants may be payable;

● the designation, amount and terms of the securities purchasable upon exercise of such warrants;

● the designation and terms of the other securities with which such warrants are issued and the number of such warrants issued with each such security;

● if applicable, the date on and after which such warrants and the securities purchasable upon exercise of such warrants will be separately transferable;

● the price or prices at which and currency or currencies in which the securities purchasable upon exercise of such warrants may be purchased;

● the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

● the minimum or maximum amount of such warrants which may be exercised at any one time;

● information with respect to book-entry procedures, if any;

● a discussion of material U.S. federal income tax considerations; and

● any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

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DESCRIPTION OF RIGHTS

We may issue rights to our stockholders for the purchase of shares of our common stock or preferred stock. Each series of rights will be issued under a separate rights agreement to be entered into between us and a bank or trust company, as rights agent, all as set forth in the prospectus supplement relating to the particular issue of rights. The rights agent will act solely as our agent in connection with the certificates relating to the rights of such series and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights. The rights agreement and the rights certificates relating to each series of rights will be filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

The applicable prospectus supplement will describe the following terms, where applicable, of the rights to be issued:

● the date for determining the stockholders entitled to the rights distribution;

● the aggregate number of shares of common stock purchasable upon exercise of such rights and the exercise price;

● the aggregate number of rights being issued;

● the date, if any, on and after which such rights may be transferable separately;

● the date on which the right to exercise such rights shall commence and the date on which such right shall expire;

● a discussion of material U.S. federal income tax considerations; and

● any other terms of such rights, including terms, procedures and limitations relating to the distribution, exchange, listing, transferability and exercise of such rights.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more shares of common stock, shares of preferred stock, warrants or rights, or any combination of such securities, including guarantees of any securities.

The applicable prospectus supplement and any other offering materials relating to any units issued under the registration statement of which this prospectus is a part will specify the terms of the units, including:

● the terms of the units and of any of the common stock, preferred stock, warrants, rights and guarantees comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

● a description of the terms of any unit agreement governing the units; and

● a description of the provisions for the payment, settlement, transfer or exchange of the units.

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PLAN OF DISTRIBUTION

Unless otherwise set forth in a prospectus supplement accompanying this prospectus, we may sell the securities offered pursuant to this prospectus to or through one or more underwriters or dealers, or we may sell the securities to investors directly or through agents or through any combination of these methods. Any such underwriter, dealer or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell the securities at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell the securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of the securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents.

The securities offered pursuant to this prospectus, including our common stock, may also be sold in one or more of the following transactions: (i) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent, but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal, and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable Nasdaq or other stock exchange, quotation system or over-the-counter market rules; (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (v) sales “at-the-market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares. Those “at-the-market” offerings, if any, will be conducted by underwriters acting as our principal or agent, who may also be third-party sellers of securities as described above; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the securities offered hereby. It is anticipated that the maximum compensation to be received in any particular offering of securities will be less than this amount.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in an accompanying prospectus supplement, the obligations of any underwriters to purchase any of the securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such securities, if any are purchased.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

If indicated in an accompanying prospectus supplement, we may authorize underwriters or other agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which we may make these delayed delivery contracts include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such delayed delivery contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility with regard to the validity or performance of these delayed delivery contracts.

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In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which such persons may bid for or purchase securities for the purpose of stabilizing their market price. The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In such case, the underwriters could cover all or a portion of such short position by either purchasing securities in the open market following completion of the offering of such securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession with respect to securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of such transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

Our common stock is listed on the Nasdaq under the symbol “GOAI.” Any securities that we issue, other than our common stock, will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange, quotation system or over-the-counter market. Any underwriters or agents to or through which securities are sold by us may make a market in such securities, but such underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Sichenzia Ross Ference Carmel LLP, New York, New York.

EXPERTS

Our financial statements as of December 31, 2024 and December 31, 2023 incorporated by reference into this prospectus have been audited by Lao Professionals, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the entity’s ability to continue as a going concern).

WHERE TO FIND ADDITIONAL INFORMATION

We have filed with the SEC a “shelf” registration statement on Form S-3, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part, under the Securities Act with respect to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to our company and the securities that may be offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates.

We are subject to the informational requirements of the Exchange Act and, in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the SEC. The registration statement of which this prospectus forms a part, including the exhibits and schedules to the registration statement, and the reports, statements or other information we file with the SEC are all available on the SEC’s website at http://www.sec.gov. You may also access our SEC filings free of charge on our website at http://www.gnln.com. You should not consider information on our website to be part of this prospectus.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with or furnished to the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below that have been previously filed or furnished, as applicable, with the SEC:

● our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2024, filed with the SEC on May 5, 2025;

● Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, as filed with the SEC on May 15, 2025 and August 1, 2025 and November 10, 2025;

● The description of our common stock contained in our Registration Statement on Form 8-A filed on January 27, 2026, and as it may further be amended from time to time.

● our Current Reports on Form 8-K filed with the SEC on June 3, 2025 (only for Item 5.02), June 5, 2025 (only for Items 5.02 and 9.01), September 22, 2025, January 27, 2026, February 3, 2026 and February 4, 2026.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K. These documents may include, among others, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You may obtain copies of any of these filings by contacting Greenlane Holdings, Inc. as described below, or by contacting the SEC or accessing its website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into those documents, by requesting them in writing, by telephone or via the Internet at:

Eva Live Inc.
2029 Century Park East, Suite # 400N

Los Angeles, CA 90067

Tel: (424) 202-3603

Website: www.eva.live

THE INFORMATION CONTAINED ON, OR ACCESSIBLE THROUGH, OUR WEBSITE IS NOT INCORPORATED INTO AND DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS.

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PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee and FINRA filing fee are estimated. The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder.

SEC Registration Fee		$34,525
FINRA Filing Fee		$38,000
Accountant’s Fees and Expenses		*
Legal Fees and Expenses		*
Printing Expenses		*
Miscellaneous		*
TOTAL	$	*

* These fees and expenses are calculated based on the number of issuances and amount of securities offered and accordingly cannot be estimated at this time.

ITEM 15.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Neither our Articles of Incorporation nor Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes (“NRS”). NRS Section 78.7502, provides that a corporation may indemnify any director, officer, employee or agent of a corporation against expenses, including fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

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NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ITEM 16.

EXHIBITS.

The Exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

ITEM 17.

UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 8-A, filed on January 27, 2026).
3.2	Certificate of Amendment to the Articles of Incorporation (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A, filed on January 27, 2026).
3.3	By-Laws (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form 8-A, filed on January 27, 2026).
3.4	Certificate of Amendment to Bylaws (Incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form 8-A, filed on January 27, 2026).
4.1**	Promissory Note between the Company and 1800 Diagonal Lending LLC (#1, March 12, 2025)
4.2**	Promissory Note between the Company and 1800 Diagonal Lending LLC(#2, May 28, 2025)
4.3**	Promissory Note between the Company and 1800 Diagonal Lending LLC (#3, July 25, 2025)
4.4**	Promissory Note between the Company and 1800 Diagonal Lending LLC (#4, September 23, 2025)
4.5**	Promissory Note between the Company and 1800 Diagonal Lending LLC (#5, November 14, 2025)
4.6**	Promissory Note between the Company and 1800 Diagonal Lending LLC (#6, January 14, 2026)
4.7**	Promissory Note between the Company and 1800 Diagonal Lending LLC (#7, January 28, 2026)
4.8**	Promissory Note between the Company and Boot Capital LLC (#1, March 12, 2025)
4.9**	Promissory Note between the Company and Boot Capital LLC (#2, July 25, 2025)
4.10**	Promissory Note between the Company and Boot Capital LLC (#3, January 14, 2026)
4.11**	Promissory Note between the Company and Boot Capital LLC (#4, January 28, 2026)
4.12**	Promissory Note between the Company and the Lender
4.4*	Form of Warrant Agreement.
4.5*	Form of Warrant Certificate.
4.6*	Form of Rights Agreement.
4.7*	Form of Unit Agreement.
5.1*	Opinion of Sichenzia Ross Ference Carmel LLP regarding the legality of the securities being registered
10.1	Sales Purchase Agreement between the Company and EvaMedia Corp. dated September 28, 2021 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, filed on July 7, 2023)
10.2	Debt Settlement Agreement between the Company and Terry Fields dated September 28 2021 Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, filed on July 7, 2023)
10.3	Employment Agreement with David Boulette dated May 31, 2025 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Current Report on Form 8-K, filed on June 5, 2025)
10.4	Independent Director Agreement with Ali Shadman dated June 2, 2025 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Current Report on Form 8-K, filed on June 5, 2025)
10.5**	Independent Director Agreement with Rizvan Jamal
10.6**	Securities Purchase Agreement between the Company and Boot Capital LLC dated July 25, 2025
10.7**	Securities Purchase Agreement between the Company and 1800 Diagonal Lending LLC dated July 25, 2025
10.8**	Media Buying Agreement between the Company and Brightcast LLC dated May 5, 2022
10.9**	Marketing Agreement between Registrant and TechAds Media Ltd dated September 1, 2020
10.10**	Form of Warrant Agency Agreement
10.11**	Employment Agreement with Imran Firoz dated September 22, 2025.
10.12**	Securities Purchase Agreement between the Company and 1800 Diagonal Lending LLC dated September 23, 2025
23.1*	Consent of Independent PCOAB public accounting firm.
23.2*	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)
107*	Filing Fee Table

* To be filed by amendment or incorporated by reference in connection with the offering of specific securities.

** Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on February 13, 2026.

EVA LIVE INC.

By:	/s/ David Boulette
David Boulette
Chief Executive Officer and President

Each person whose signature appears below constitutes and appoints David Boulette to be their true and lawful attorney-in-fact and agent, each with full power of substitution and re-substitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-1, any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Boulette
David Boulette	Chief Executive Officer, President, and Director	February 13, 2026
(Principal Executive Officer)

/s/ Imran Firoz	Chief Financial Officer	February 13, 2026
Imran Firoz	(Principal Financial Officer and Principal Accounting Officer)

/s/ Daryl Walser
Daryl Walser	Director	February 13, 2026

/s/ Phil Aspin
Phil Aspin	Director	February 13, 2026

/s/ Terry R. Fields
Terry R. Fields	Director	February 13, 2026

/s/ Ali Shadman
Ali Shadman	Director	February 13, 2026

/s/ Rizvan Jamal
Rizvan Jamal	Director	February 13, 2026

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